Morgan, Lewis & Bockius LLP

2020 K Street, NW

Washington, DC 20006

December 22, 2014

Via Edgar

Securities and Exchange Commission

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	SPDR Series Trust (Registration Statement File No. 333-57793; 811-08839) and SPDR Index Shares Funds (Registration Statement File No. 333-92106; 811-21145)

Ladies and Gentlemen:

This letter responds to comments from the Staff of the Securities and Exchange Commission (the “Commission”) that were received from Mr. Jeff Long via telephone on November 7, 2014, regarding the shareholder reports included in Form N-CSR filed by the SPDR Series Trust and SPDR Index Shares Funds (together, the “Registrants”) with the Commission in 2013 and 2014.

Below are the Staff’s comments and the Registrants’ responses.

1.	Comment: The notes to the fee table for the S&P Russia and S&P Emerging Markets Dividend ETFs indicate extraordinary expenses of 1 basis point. What was the extraordinary expense and why was it not reflected in the funds’ financial statements?

Response: The 0.01% extraordinary expense for the S&P Russia and S&P Emerging Markets Dividend ETFs were related to the payment of an excise tax and interest on overdrawn cash positions, respectively. Interest and tax payments are outside of the SSgA Funds Management, Inc.’s (the “Advisor”) commitment to pay all fund operating expenses under the unitary fee. The amounts are reflected in the Statement of Operations through Miscellaneous expenses and were not expected to re-occur in 2014.

2.	Comment: In July, the Russell 3000 and Russell 1000 ETFs changed their benchmark index. The N-CSR should reflect both the old and new index in the required line graph for the first year after the change.

Response: The Registrants will take this comment into consideration on a going forward basis as benchmark changes occur.

3.	Comment: For certain ETFs, including the STOXX Europe 50 ETF, EURO STOXX 50 ETF, S&P Global Natural Resources ETF, and S&P BRIC 40 ETF, the prospectus indicates that each ETF is using a sampling strategy, but the disclosure in the annual report states the ETFs are using a replication strategy. Please explain inconsistency. Further, although not required, the Staff suggests that you include a definition of each benchmark index in the Annual Report.

Response: The strategy of each Fund identified was changed from replication to sampling effective January 2014. The Annual Report was as of September 2013 and reflects the strategy in effect at that time. The Registrants will take into consideration the comment to include benchmark definitions in the Funds’ Annual Reports.

4.	Comment: The Staff notes that a significant portion of the Barclays Mortgage Backed Bond ETF is invested in a Money Market Fund; make sure that this is reflected in AFFE. The Staff also notes a significant portion of the Emerging Europe ETF is invested in Oil, Gas and other energy related securities, please make sure you have specific risk disclosure in your prospectus.

Response: The Registrant confirms that the AFFE for the Money Market Fund investment and the Energy Sector Risk are disclosed in the currently effective prospectus.

5.	Comment: Please confirm that the parenthetical in “Net Unrealized Appreciation” from the SPDR Index Shares Funds Annual Report is correct.

Response: Upon review, it was discovered that the parenthetical disclosure on the Statement of Assets and Liabilities had been incorrectly presented for eight funds. The following table reflects the Annual Report presentation and the respective corrections:

Fund Name	As Presented	Corrected Presentation
SPDR S&P Emerging Markets Dividend	$365,184	$182,592
SPDR S&P Emerging Asia Pacific	$0	$750,621
SPDR S&P Small Cap Emerging Markets	$0	$5,790
SPDR Emerging Markets	$0	$115,640
SPDR MSCI ACWI Ex-US	$0	$72,606
SPDR MSCI ACWI IMI	$0	$47
SPDR S&P International Dividend	$0	$89,884
SPDR S&P Emerging Markets Small Cap	$0	$994,295

The difference in the parenthetical disclosure relates to the reporting of deferred foreign taxes in 2013 for countries such as Thailand and India. The Net Unrealized Gain/Loss on Investments figure contained in the Statement of Assets and Liabilities was correctly stated. An assessment as to the materiality of the misstatement using guidance from SEC Staff Accounting Bulletin: No. 99 was conducted. Considering both quantitative and qualitative factors in accessing materiality, the Adviser has concluded that the misstatement is not material and that a restatement is not required. The Adviser discussed the SEC’s comment and the analysis with the Funds’ independent registered public accounting firm who does not disagree with such conclusions.

6.	Comment: The Adviser reimbursed the S&P Small Cap Emerging Asia Pacific ETF due to a recordkeeping error. Please explain the nature of the error.

Response: Please note that the reimbursement characterized as a “record keeping error” was made to the SPDR S&P Emerging Markets ETF. The error involved recording a dividend on a portfolio holding.

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The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in Form N-CSR, (ii) staff comments or changes to disclosures in response to staff comments in Form N-CSR do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope that this letter addresses your comments with respect to the shareholder reports. Please do not hesitate to contact me at 202-373-6799 if you have any questions or require additional information.

Sincerely,

/s/ W. John McGuire

W. John McGuire

cc:	Joshua Weinberg, Esq.